Exhibit 99.1

Chi-Med Announces Proposed Offering of ADSs

London: Tuesday, October 24, 2017: Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) announced today that it intends to offer, subject to market and other conditions, US$262.0 million of American Depositary Shares ("ADSs"), each representing one-half of one ordinary share, par value US$1.00 each of Chi-Med ("Ordinary Shares"), on the Nasdaq Global Select Market ("Offering"). Chi-Med intends to grant the underwriters a 30-day option to purchase up to an aggregate of US$39.3 million of additional ADSs at the Offering price. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or final terms of the Offering.  The price for the Offering has not yet been determined.

The proceeds from the Offering, if completed, are expected to be used to fund the on-going research and development of the Chi-Med Innovation Platform drug pipeline and for working capital and general corporate purposes.

Details of the final terms of the Offering will be determined following the bookbuilding process.

The Directors intend that the Offering would be effected within existing allotment authorities and pre-emption disapplications granted pursuant to shareholder resolutions passed at Chi-Med's annual general meeting held on April 27, 2017. The Offering would therefore not be conditional upon shareholder approval.

BofA Merrill Lynch and Deutsche Bank Securities (in alphabetical order) are acting as joint global coordinators and joint bookrunners for the Offering. Stifel, Canaccord Genuity, Panmure Gordon and CITIC CLSA are acting as co-managers for the potential Offering.

The ADSs described above are being offered by Chi-Med pursuant to a shelf registration statement on Form F-3 (including a base prospectus) filed by Chi-Med with the United States Securities and Exchange Commission ("SEC") that became automatically effective on April 3, 2017. A preliminary prospectus supplement and an accompanying prospectus to this registration statement related to the Offering have been filed with the SEC. The preliminary prospectus supplement, the accompanying prospectus and any documents incorporated by reference therein are available on the  website of the SEC at www.sec.gov.  Electronic copies of the preliminary prospectus supplement and the accompanying prospectus relating to the Offering may be obtained from (i) BofA Merrill Lynch by mailing NC1-004-03-43, 200 North College Street, 3rd floor, Charlotte, NC 28255-0001, Attn: Prospectus Department or emailing dg.prospectus_requests@baml.com, or (ii) Deutsche Bank Securities Inc. by mailing 60 Wall Street, New York, NY 10005, Attention: Prospectus Group or emailing prospectus.cpdg@db.com.

No money, securities or other consideration is being solicited, and, if sent in response to the information contained in this announcement, will not be accepted.

Shareholders and potential investors should note that the proposed Offering may or may not proceed and are accordingly advised to exercise caution when dealing in the securities of Chi-Med.

This announcement does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to purchase or acquire, any of the Ordinary Shares or ADSs or any other securities in the United States of America or any other jurisdiction.  Securities may not be offered or sold in the United States of America absent registration or an exemption from registration under the Securities Act.  Any public offering of securities to be made in the United States of America will be made by means of a prospectus.  Such prospectus will contain or incorporate by reference detailed information about Chi-Med and its management and financial statements.  This announcement does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This announcement is not directed to, or intended for distribution or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction.

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (SEHK: 0001).  For more information, please visit: www.chi-med.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements reflect Chi-Med’s current expectations regarding future events, including management's goals and objectives and a potential public Offering in the United States.  Forward-looking statements involve risks and uncertainties.  Such risks and uncertainties include, among other things, the possibility that the Offering will not be completed within a particular time frame, at a particular offering amount, or at all, including as a result of market or other factors. More information about such risks and uncertainties is contained or incorporated by reference in the preliminary prospectus supplement and the accompanying prospectus related to the Offering filed with the SEC.  Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  For further discussion of these and other risks, see Chi-Med’s filings with the SEC and on AIM.  None of Chi-Med, BofA Merrill Lynch or Deutsche Bank Securities (in alphabetical order) undertakes any obligation to update or revise the information contained in this announcement whether as a result of new information, future events or circumstances or otherwise.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President, Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500